FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

November 13, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 13, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides an update on the Pampa el Toro Iron Sand Project, Marcona District, Southern Peru.

Item 5.	Full Description of Material Change

The Issuer reports an update on the Pampa El Toro (PET) iron sands project, located in the Marcona district, Peru.  The Issuer is currently focusing on two production scenarios for PET iron concentrate, involving near-term iron concentrate production and medium-term pig iron production.  The first scenario involves early production of a direct-shipping iron oxide (magnetite) concentrate that could be used as a sinter feed or pelletized into blast furnace feed.  The second scenario involves combining the magnetite concentrate with a reductant and melting in an electric arc furnace (EAF) to produce high quality pig iron along with titanium and vanadium by-products.

PROGRESS SUMMARY

Testing, modification and optimization of the magnetic separation pilot plant at the property has been completed on-schedule and under budget.  Laboratory results indicate that the concentrate produced during the pilot plant tests contains 55.5% iron, upgraded from 5% in raw sand feed.  In addition, bench-scale test work, completed by RDI Consultants, Denver, indicates that the iron concentrate can be further upgraded to 62.8% iron by screening out a portion of the concentrate that has a high relative concentration of silica.  One tonne of iron ore concentrate has been shipped to the Natural Resources Research Institute (NRRI), Minnesota and test work is underway to further concentrate it through screening and other mineral separation techniques, targeting the production of a concentrate grade of 64% iron, which would be suitable for blast furnace sinter feed production.  Iron fines for sinter feed production represent a large part of the iron input units market for integrated steel makers.

The Issuer has retained SRK Consulting (Johannesburg) to complete a resource estimate and scoping study utilizing the information from the 120 resource definition drillholes at PET.  SRK estimates that the results of the resource estimate will be completed in January 2009.  The scoping study and Preliminary Economic Assessment will be completed thereafter.

Moving towards pig iron production, a commercial-scale melting test has been initiated in the United States.  A 40 tonne consignment of PET iron concentrate shipped from Peru has cleared US customs.  Melting tests will commence in the coming weeks and will be described more fully in subsequent news releases.  Results are expected early in 2009.

IRON CONCENTRATE PRODUCTION

Pilot Plant Performance

Laboratory analysis of representative concentrate samples collected at regular intervals from the pilot plant stream indicates that the 46 tonnes of iron concentrate produced in May 2008 contain 55.5% iron (upgraded from 5% iron in the raw sand feed).  The concentrate will be further characterized upon receipt at NRRI using more precise iron industry-standard techniques.

Further Concentrate Upgrade

Bench-scale test work undertaken by RDI Consultants has demonstrated that the PET concentrate can be upgraded to 62.8% iron through physical screening so as to eliminate certain material in the concentrate with a high relative concentration of silica.

One tonne of iron ore concentrate produced from the PET pilot plant (through a simple two-stage dry magnetic separation process) has been shipped to NRRI and test work is underway to further upgrade it for the blast furnace sinter feed testing program.  Other common mineral processing separation techniques will also be explored, targeting the production of a 64% iron concentrate.

PIG IRON PRODUCTION

In September 2008, a formal agreement was entered into with a U.S. government testing facility to carry out extensive commercial-scale melting tests on PET concentrate.  A melting test program has been designed to produce a premium-quality pig iron product (96-98% iron, 2-4% carbon and less than 0.05% deleterious elements), along with a vanadium and titanium enriched slag.  Previous bench-scale testing of samples from the Iron Sands project has successfully produced high-grade pig iron on three separate occasions and the Issuer is therefore very confident about demonstrating the viability of high-grade pig iron production at the industrial level.

Pig iron production testing is expected to commence in November 2008.  Slag generated from the pig iron production tests will be used in a subsequent test program to confirm concentrating and recovery technologies for vanadium and titanium suitable for application at a commercial plant.

Qualified Person

EurGeol Mr. Keith J. Henderson, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report.  Mr. Henderson is not independent of the Issuer as he is an officer and an employee.

The programs with respect to the PET pilot plant production of the iron sand concentrate were designed by Glenn Hoffman, President & CEO and Dr. S. Jayson Ripke, Vice President - Technical of Cardero Iron Ore Management (USA) Inc. (a wholly owned subsidiary of Cardero Iron Ore Company Ltd. responsible for carrying out the Issuer’s iron ore processing programs).  Mr. Hoffman and Dr. Ripke are responsible for all on-site aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ACME Analytical Laboratories in Vancouver, B.C. for sample preparation and assay.  ACME Laboratory`s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Mina Pirquitas project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

November 13, 2008